EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended February 28, 2007, reclassifications were recorded to increase undistributed net investment income by $1,810 and to increase accumulated realized loss by $1,810.

The reclassifications have no effect on net assets or net asset value per share.